SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-102]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 5)*

NationsHealth, Inc.
(Name of Issuer)
Common Stock, Par Value $.0001 Per Share
(Title of Class of Securities)
None
(CUSIP Number)
Patricia Perez, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None	13D	Page	2	of	12	Pages

1	Names of Reporting Persons
	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Anguilla, British West Indies

	7	Sole Voting Power

Number of		10,117,358

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		10,117,358

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	10,117,358

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	49.5%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No.	None	13D	Page	3	of	12	Pages

1	Names of Reporting Persons
	MHR CAPITAL PARTNERS (100) LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

Number of		1,351,317

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		1,351,317

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,351,317

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	10.0%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No.	None	13D	Page	4	of	12	Pages

1	Names of Reporting Persons
	MHR ADVISORS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

Number of		11,468,675

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		11,468,675

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	11,468,675

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	53.3%

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	None	13D	Page	5	of	12	Pages

1	Names of Reporting Persons
	OTQ LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

Number of		7,904,181

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		7,904,181

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,904,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	41.0%

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	None	13D	Page	6	of	12	Pages

1	Names of Reporting Persons
	MHR FUND MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

Number of		19,372,856

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		19,372,856

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	19,372,856

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	68.2%

14	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	None	13D	Page	7	of	12	Pages

1	Names of Reporting Persons
	MARK H. RACHESKY, M.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	United States of America

	7	Sole Voting Power

Number of		19,551,956

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		19,551,956

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	19,551,956

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	68.8%

14	Type of Reporting Person (See Instructions)

	IN; HC

Page 8 of 12 Pages
               This statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Shares”) of NationsHealth, Inc. (the “Issuer”) and amends the Schedule 13D, which was filed on March 9, 2005, as amended on February 26, 2008, April 17, 2009, May 4, 2009 and June 4, 2009 (the “Schedule 13D”). Prior to the filing of the Schedule 13D, the Reporting Persons reported beneficial ownership of securities of the Issuer on Schedule 13G, which was filed on September 20, 2004, previously to that on Schedule 13D, which was filed on May 6, 2004, as amended on May 20, 2004, May 28, 2004, July 8, 2004, July 21, 2004 and August 27, 2004, previously to that on Schedule 13G filed on March 25, 2004, as amended on April 21, 2004 and previously to that on Schedule 13D filed on March 18, 2004. Capitalized terms not otherwise defined herein shall have the meanings ascribed such terms in the amendment to Schedule 13D filed on June 4, 2009.
               This Statement is being filed by the Reporting Persons to report certain effects of the consummation of the Merger Agreement and related transactions by the Issuer on July 23, 2009 as they relate to the Reporting Persons, which Merger Agreement and related transactions were described in Item 3 of Amendment No. 3 to Schedule 13D, filed on May 4, 2009.
Item 3. Source and Amount of Funds or Other Consideration
               The source of consideration used in connection with the issuance of the Shares, the Second Amended and Restated Notes and the Merger Warrants are described in Item 3 of Amendment No. 3 to Schedule 13D, filed on May 4, 2009.
Item 4. Purpose of Transaction
               Item 4 is hereby amended to add the following:

Pursuant to the Limited Waiver and Consent and in connection with the consummation of the Merger Agreement on July 23, 2009, as of the effective time of the Merger, the First Amended and Restated Notes held by Master Account, Capital Partners (100) and OTQ were amended and restated in the form of the Second Amended and Restated Notes and the Merger Warrants were issued to Master Account, Capital Partners (100) and OTQ.   As of the effective time of the Merger and contemporaneously with the issuance of the Merger Warrants, the Waiver Warrants held by Master Account, Capital Partners (100) and OTQ were deemed null and void and of no further force and effect.

In addition, upon the occurrence of the effective time of the Merger, each of the Exchange and Rollover Agreement, the Right of Refusal and Co-Sale Agreement, the Investor Rights Agreement and the Voting Agreement, to which certain of the Reporting Persons are party, became effective in accordance with their respective terms.

In connection with the foregoing, certain of the Reporting Persons entered into those certain termination agreements, dated as of July 23, 2009 (the “Termination Agreements”), whereby each of the respective parties to the Stockholders Agreement and to the Registration Rights Agreement agreed to terminate those agreements as of the effective time of the Merger, and, consequently, these agreements are of no further force or effect.

Further, pursuant to the Limited Waiver and Consent and in connection with the consummation of the Merger Agreement, as of the effective time of the Merger, the Issuer and Dr. Rachesky entered into an Indemnification Agreement, dated as of July 23, 2009 (the “Indemnification Agreement”) pursuant to which the Issuer agreed to provide Dr. Rachesky with certain indemnification rights in connection with his service on the Board of Directors of the Issuer.

The above discussions of the Second Amended and Restated Notes, the Merger Warrants, the Termination Agreements and the Indemnification Agreement are qualified in their entirety by reference to the full text of the Second Amended and Restated Notes, the Merger Warrants, the Termination Agreements and the Indemnification Agreement, respectively, which are attached as Exhibits 1 through 9 of Item 7 to this Statement and are incorporated into this Item 4 by reference.

The foregoing discussions of the Limited Waiver and Consent, the First Amended and Restated Notes, the Exchange and Rollover Agreement, the Right of Refusal and Co-Sale Agreement, the Investor Rights Agreement, the Voting Agreement and the Waiver Warrants are qualified in their entirety by reference to the full text of each relevant document, each of which has been previously attached as Exhibits to Amendment No. 3 to Schedule 13D, filed on May 4, 2009 and previously filed by the Issuer with the U.S. Securities and Exchange Commission on its Current Report on Form 8-K filed on May 5, 2009 and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer
               Item 5 is hereby amended and restated in its entirety as follows:
               The percentages set forth in this Statement are calculated based on information provided to the Reporting Persons by the Issuer on July 24, 2009 that there are 12,383,607 Shares outstanding as of July 23, 2009 immediately after the effective time of the Merger.

Page 9 of 12 Pages
               (a) (i) Master Account may be deemed the beneficial owner of 10,117,358 Shares (approximately 49.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (A) 2,046,096 Shares held for the account of Master Account, (B) 5,850,262 Shares that can be obtained by Master Account upon the exercise of Merger Warrants and (C) 2,221,000 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of Master Account.
                     (ii) Capital Partners (100) may be deemed the beneficial owner of 1,351,317 Shares (approximately 10.0% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (A) 273,285 Shares held for the account of Capital Partners (100), (B) 781,386 Shares that can be obtained by Capital Partners (100) upon the exercise of Merger Warrants and (C) 296,646 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of Capital Partners (100).
                     (iii) Advisors may be deemed the beneficial owner of 11,468,675 Shares (approximately 53.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (A) 2,046,096 Shares held for the account of Master Account, (B) 5,850,262 Shares that can be obtained by Master Account upon the exercise of Merger Warrants, (C) 2,221,000 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of Master Account, (D) 273,285 Shares held for the account of Capital Partners (100), (E) 781,386 Shares that can be obtained by Capital Partners (100) upon the exercise of Merger Warrants and (F) 296,646 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of Capital Partners (100).
                     (iv) OTQ may be deemed the beneficial owner of 7,904,181 Shares (approximately 41.0% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (A) 1,020,833 Shares held for the account of OTQ, (B) 4,989,231 Shares that can be obtained by OTQ upon the exercise of Merger Warrants and (C) 1,894,117 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of OTQ.
                     (v) Fund Management may be deemed the beneficial owner of 19,372,856 Shares (approximately 68.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (A) 2,046,096 Shares held for the account of Master Account, (B) 5,850,262 Shares that can be obtained by Master Account upon the exercise of Merger Warrants, (C) 2,221,000 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of Master Account, (D) 273,285 Shares held for the account of Capital Partners (100), (E) 781,386 Shares that can be obtained by Capital Partners (100) upon the exercise of Merger Warrants, (F) 296,646 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of Capital Partners (100), (G) 1,020,833 Shares held for the account of OTQ, (H) 4,989,231 Shares that can be obtained by OTQ upon the exercise of Merger Warrants and (I) 1,894,117 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of OTQ.
                     (vi) Dr. Rachesky may be deemed the beneficial owner of 19,551,956 Shares (approximately 68.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (A) 2,046,096 Shares held for the account of Master Account, (B) 5,850,262 Shares that can be obtained by Master Account upon the exercise of Merger Warrants, (C) 2,221,000 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of Master Account, (D) 273,285 Shares held for the account of Capital Partners (100), (E) 781,386 Shares that can be obtained by Capital Partners (100) upon the exercise of Merger Warrants, (F) 296,646 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of Capital Partners (100), (G) 1,020,833 Shares held for the account of OTQ, (H) 4,989,231 Shares that can be obtained by OTQ upon the exercise of Merger Warrants, (I) 1,894,117 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Second Amended and Restated Note held for the account of OTQ, (J) 31,600 shares of restricted stock and (K) 147,500 Shares held for the accounts of the Personal Accounts.1

               (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 10,117,358 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 10,117,358 Shares which may be deemed to be beneficially owned by Master Account as described above.

Page 10 of 12 Pages
                     (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 1,351,317 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 1,351,317 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.
                     (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 11,468,675 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 11,468,675 Shares which may be deemed to be beneficially owned by Advisors as described above.
                     (iv) OTQ may be deemed to have (x) the sole power to direct the disposition of the 7,904,181 Shares which may be deemed to be beneficially owned by OTQ as described above, and (y) the sole power to direct the voting of 7,904,181 Shares which may be deemed to be beneficially owned by OTQ as described above.
                     (v) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 19,372,856 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 19,372,856 Shares which may be deemed to be beneficially owned by Fund Management as described above.
                     (vi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 19,551,956 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 19,551,956 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
               (c) Except for the transactions described in Item 3 and Item 4, there have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.
               (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
                     (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
                     (ii) The members of OTQ have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTQ in accordance with their membership interests in OTQ.
                     (iii) Included within the Personal Accounts are certain trusts. The beneficiaries of certain of these trusts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective trusts in accordance with their beneficiary interests in their respective trusts.
               (e) Not applicable.

1

Based on information provided to the Reporting Persons by the Issuer on July 24, 2009, the Issuer also has outstanding approximately 67,916,667 shares of Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) immediately after the effective time of the Merger, which shares of Series A Preferred Stock are convertible at the option of the holder into Shares, none of which shares of Series A Preferred Stock are held by the Reporting Persons. The Series A Preferred Stock votes on an as converted basis together with the Shares on all matters, except as provided in the Third Amended and Restated Certificate of Incorporation of the Issuer or as required by law.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer

The information set forth in Item 4 above and Exhibit 1 through 9 to this Statement are incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits
               The Exhibit Index is incorporated herein by reference.

Page 11 of 12 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 27, 2009	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MHR CAPITAL PARTNERS (100) LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MHR ADVISORS LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

OTQ LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Managing Principal

MARK H. RACHESKY, M.D.
	By:	/s/ Hal Goldstein, Attorney in Fact

Page 12 of 12 Pages
Exhibit Index

Exhibit No.	Description
1

Second Amended and Restated 7 3/4% Convertible Secured Note in favor of Master Account, dated as of July 23, 2009, issued by the Issuer, NH LLC, USPG, Diabetes and National. (Schedules or similar attachments to this Exhibit have not been filed. The Reporting Persons will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.)

2

Second Amended and Restated 7 3/4% Convertible Secured Note in favor of Capital Partners (100), dated as of July 23, 2009, issued by the Issuer, NH LLC, USPG, Diabetes and National. (Schedules or similar attachments to this Exhibit have not been filed. The Reporting Persons will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.)

3

Second Amended and Restated 7 3/4% Convertible Secured Note in favor of OTQ, dated as of July 23, 2009, issued by the Issuer, NH LLC, USPG, Diabetes and National. (Schedules or similar attachments to this Exhibit have not been filed. The Reporting Persons will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.)

4

Warrant, in favor of Master Account, issued by the Issuer on July 23, 2009. (Schedules or similar attachments to this Exhibit have not been filed. The Reporting Persons will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.)

5

Warrant, in favor of Capital Partners (100), issued by the Issuer on July 23, 2009. (Schedules or similar attachments to this Exhibit have not been filed. The Reporting Persons will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.)

6

Warrant, in favor of OTQ, issued by the Issuer on July 23, 2009. (Schedules or similar attachments to this Exhibit have not been filed. The Reporting Persons will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.) (filed as Exhibit 99.6)

7	Termination Agreement, dated as of July 23, 2009, by and among the Issuer, RGGPLS, GRH, MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP), OTQ and Capital Partners (100).
8	Termination Agreement, dated as of July 23, 2009, by and among the Issuer, MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP), OTQ and Capital Partners (100).
9

Imdemnification Agreement, dated as of July 23, 2009, by and among the Issuer, each of the Issuer’s subsidiaries signatory thereto solely for the purposes of Section 21 of the agreement and Mark H. Rachesky, M.D. (Schedules or similar attachments to this Exhibit have not been filed. The Reporting Persons will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.)